UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                      MarketWatch.com, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            570619106
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          July 22, 2003
     (Date of Event which Requires Filing of this Statement)
    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e)(f) or (g), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                               Page 2 of 30 Pages

CUSIP No. 570619106

(1)  Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

                    SUMNER M. REDSTONE
-------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-----------------------------------------------------------
/  / (b)
-------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)

-------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items2(d) or 2(e).

-------------------------------------------------------------------

(6)  Citizenship or Place of Organization       United States
_________________________________________________________________

Number of           (7)  Sole Voting Power
Shares			-----------------------------------------
Beneficially        (8)  Shared Voting Power       5,636,814
Owned by		-----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting		-----------------------------------------
Person              (10) Shared Dispositive Power  5,636,814
With
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    5,636,814
-------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.7%
-------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   IN

-------------------------------------------------------------------

                                          Page 3 of 30 Pages

CUSIP No. 570619106

(1)  Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

                    National Amusements, Inc.
                    I.R.S Identification No.  04-2261332
-------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-----------------------------------------------------------
/  / (b)
-------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
_________________________________________________________________

Number of           (7)  Sole Voting Power
Shares			-----------------------------------------
Beneficially        (8)  Shared Voting Power       5,636,814
Owned by		-----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting		-----------------------------------------
Person              (10) Shared Dispositive Power  5,636,814
With
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    5,636,814
-------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.7%
-------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   CO
-------------------------------------------------------------------

                                          Page 4 of 30 Pages




CUSIP No. 570619106

(1)  Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

                    NAIRI, Inc.
                    I.R.S Identification No.  04-3446887
-------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-----------------------------------------------------------
/  / (b)
-------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
_________________________________________________________________

Number of           (7)  Sole Voting Power
Shares			-----------------------------------------
Beneficially        (8)  Shared Voting Power       5,636,814
Owned by		-----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting		-----------------------------------------
Person             (10) Shared Dispositive Power  5,636,814
With
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    5,636,814
-------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.7%
-------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-------------------------------------------------------------------

                                          Page 5 of 30 Pages

CUSIP No. 570619106

(1)  Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

                    VIACOM INC.
                    I.R.S Identification No.  04-2949533
-------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-----------------------------------------------------------
/  / (b)
-------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
_________________________________________________________________

Number of           (7)  Sole Voting Power
Shares			-----------------------------------------
Beneficially        (8)  Shared Voting Power       5,636,814
Owned by		-----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting		-----------------------------------------
Person              (10) Shared Dispositive Power  5,636,814
With
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    5,636,814
-------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.7%
-------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   CO
-------------------------------------------------------------------

                                          Page 6 of 30 Pages

CUSIP No. 570619106

(1)  Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

                    Westinghouse CBS Holding Company, Inc.
                    I.R.S No.  25-1776511

-------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-----------------------------------------------------------
/  / (b)
-------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
_________________________________________________________________

Number of           (7)  Sole Voting Power
Shares			-----------------------------------------
Beneficially        (8)  Shared Voting Power       5,636,814
Owned by		-----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting		-----------------------------------------
Person              (10) Shared Dispositive Power   5,636,814
With
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
                    5,636,814
-------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 32.7%
-------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)    CO
-------------------------------------------------------------------

                                               Page 7 of 30 Pages
CUSIP No. 570619106

(1)  Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

                    CBS BROADCASTING INC.
                    I.R.S. Identification No.  13-0590730
-------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
	-----------------------------------------------------------
/  / (b)
-------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------
(6)  Citizenship or Place of Organization            New York
_________________________________________________________________

Number of           (7)  Sole Voting Power
Shares			-----------------------------------------
Beneficially        (8)  Shared Voting Power        5,636,814
Owned by		-----------------------------------------
Each                (9)  Sole Dispositive Power
Reporting	        -----------------------------------------
Person             (10) Shared Dispositive Power   5,636,814
With
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
                    5,636,814
-------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)    32.7%
-------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)     CO
-------------------------------------------------------------------

                                               Page 8 of 30 Pages

Item 1.        Security and Issuer.
	       --------------------

     This Amendment No. 1 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000 (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of MarketWatch.com, Inc., a Delaware corporation ("MarketWatch" or the "Issuer") with its principal executive office located at 825 Battery Street, San Francisco, CA 94111.

Item 2.     Identity and Background.
	    -----------------------

       Item 2 is amended and restated in its entirety as follows:

          This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons").

          CBSBI, a New York corporation, has its principal office at 1515 Broadway, New York, New York 10036. CBSBI's principal business is the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

          W/CBS HCI, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and its main asset is its ownership of CBSBI. 100% of the issued and outstanding stock of W/CBS HCI is owned by Viacom.

          Viacom, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and is a diversified worldwide entertainment company. At July 18, 2003, approximately 69% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 11% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, were owned by NAIRI.

          NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and its principal business is owning and operating movie theaters in the United States and holding the shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal business is owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI. Mr. Redstone holds approximately 83% of the voting securities of NAI as a voting trustee of various trusts.

                                          Page 9 of 30 Pages

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom.

          The executive officers and directors of CBSBI, W/CBS
HCI, Viacom, NAIRI and NAI, as of July 18, 2003, are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, none of the Reporting Persons or any person named in any of Schedules I through V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, all of the directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, including Mr. Sumner M. Redstone, are citizens of the United
States.


Item 4.   Purpose of the Transaction
	  --------------------------

          Item 4 is amended and restated in its entirety as follows:

          4,500,000 of the Issuer's Common Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000 (the "CBS/Viacom Merger").

          CBSBI acquired an additional 1,136,814 of the Issuer's Common Shares on May 5, 2000 pursuant to a stock purchase agreement entered into with MarketWatch on March 28, 2000. The description of this agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached as
Exhibit 3 to this Amendment and is incorporated by reference herein.

                                         Page 10 of 30 Pages

          On July 22, 2003, MarketWatch entered into the Agreement and Plan of Merger (the "Merger Agreement"), by and among MarketWatch, NMP, Inc. ("Holdco"), Pinnacor Inc. ("Pinnacor"), Maple Merger Sub, Inc., a direct wholly owned subsidiary of Holdco ("Maple"), and Pine Merger Sub, Inc., a direct wholly owned subsidiary of Holdco ("Pine"), pursuant to which Maple is merging with and into MarketWatch (the "Parent Merger") and Pine is merging with and into Pinnacor (the "Company Merger" and together with the Parent Merger, the "Mergers") whereby after the Mergers each of MarketWatch and Pinnacor shall be the surviving corporations of the Mergers and direct wholly owned subsidiaries of Holdco.

          On July 22, 2003, CBSBI entered into a Voting and Waiver Agreement (the "Voting Agreement") by and among CBSBI, the Issuer, Holdco, Pinnacor and Pearson International Finance Ltd. ("Pearson"), pursuant to which CBSBI has agreed to vote its Common Shares in favor of the Merger Agreement, the Parent Merger, the issuance of shares of Holdco Common Stock in the Company Merger and the transactions contemplated thereby. In addition, CBSBI has agreed to waive its (i) right to participate in the issuance of Holdco Common Stock in connection with the Company Merger, and (ii) right of first refusal on certain transfers of Common Shares held by Pearson. The description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 1 to this Amendment and is incorporated by reference herein.

          Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.

          The information set forth under Item 6 below is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.
	  -------------------------------------

          Item 5 is amended and restated as follows:

          "(a) and (b) CBSBI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 32.7%, of the Issuer's issued and outstanding Common Shares (based on 17,250,287 Common Shares reported by the Issuer to be issued and outstanding as of May 1, 2003).

          W/CBS HCI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 32.7%, of the Issuer's issued and outstanding
     Common Shares (based on 17,250,287 Common Shares reported by the Issuer to be issued and outstanding as of May 1, 2003).

                                         Page 11 of 30 Pages

          Viacom is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 32.7%, of the Issuer's issued and outstanding Common Shares (based on 17,250,287 Common Shares reported by the Issuer to be issued and outstanding as of May 1, 2003).

          NAIRI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 32.7%, of the Issuer's issued and outstanding Common Shares (based on 17,250,287 Common Shares reported by the Issuer to be issued and outstanding as of May 1, 2003).

          NAI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 32.7%, of the Issuer's issued and outstanding Common Shares (based on 17,250,287 Common Shares reported by the Issuer to be issued and outstanding as of May 1, 2003).

           As a result of his stock ownership in NAI, Mr. Sumner
     M. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 32.7%, of the Issuer's issued and outstanding Common Shares (based on 17,250,287 Common Shares reported by the Issuer to be issued and outstanding as of May 1, 2003)."

          (c)  None

          (d)  None

          (e)  None


Item 6:        Contracts, Arrangements, Understandings or
	       Relationships with Respect to Securities
               of the Issuer
               ----------------------------------------

          In March, 2000, CBSBI and MarketWatch entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which CBSBI agreed to provide $13.0 million in cash and $30.0 million in advertising and promotion during the period from March, 2000 through April, 2003 in exchange for 1,136,814 Common Shares. This description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached as Exhibit 3 and is incorporated by reference herein.

          In January, 1999, CBSBI and MarketWatch entered into an amended and restated license agreement (the "License Agreement") pursuant to which CBSBI, in exchange for a royalty, granted to MarketWatch the non-exclusive right and license to use certain CBS news content and registered trademarks. This description of the License Agreement is qualified in its entirety by reference to the License Agreement, which is attached as Exhibit 4 and is incorporated by reference herein.

                                         Page 12 of 30 Pages

          In January, 1999, CBSBI entered into a Stockholders' Agreement ("the Stockholders' Agreement") with MarketWatch and Pearson (as successor to Interactive Data Corporation) under which CBSBI has the right to nominate candidates to MarketWatch's board of directors, a right to participate in issuances of new securities by MarketWatch and a mutual right of first refusal if either CBSBI or Pearson desires to sell any of their Common Shares. This description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, which is attached as Exhibit 5 and is incorporated by reference herein.

          In January, 1999, CBSBI, MarketWatch and Pearson entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which CBSBI has certain demand, piggyback and shelf registration rights. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 6 and is incorporated by reference herein.

          Except as described in this Item 6 and Item 4 above, none of the Reporting Persons have entered into, or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on Schedule 13D.

          The information set forth under Item 4 above is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
	  ---------------------------------

  1. Voting and Waiver Agreement, dated July 22, 2003, by and among CBS Broadcasting Inc., the Issuer, NMP, Inc., Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2 filed with MarketWatch.com, Inc.'s
     ("MarketWatch") Report on Form 8-K, dated July 23, 2003) (File No. 000-25113).

  2. Joint Filing Agreement, dated July 24, 2003, among CBS
     Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M.
     Redstone (filed herewith).

  3. Stock Purchase Agreement, dated March 28, 2000, among
     MarketWatch, CBS Broadcasting Inc. and Data Broadcasting
     Corporation (incorporated by reference to Exhibit 10.1 filed with MarketWatch's Quarterly Report on Form 10-Q) (File No. 000-
     25113).

  4. Amended and Restated License Agreement, dated January 13,
     1999, between CBS Broadcasting Inc. and MarketWatch.Com, LLC, (incorporated by reference to Exhibit 10.7 filed with MarketWatch's Registration Statement on Form S-1) (File No. 333-65569).

                                        Page 13  of 30  Pages


  5. Stockholders' Agreement, dated January 13, 1999, among CBS
     Broadcasting Inc., Data Broadcasting Corporation, MarketWatch and MarketWatch.com LLC (incorporated by reference to Exhibit 4.03 filed with MarketWatch's Registration Statement on Form S-1)
     (File No. 333-65569).

  6. Registration Rights Agreement, dated January 13, 1999, among
     MarketWatch, CBS Broadcasting Inc. and Data Broadcasting
     Corporation (incorporated by reference to Exhibit 4.02 filed with the Annual Report on Form 10-K of MarketWatch) (File No. 000-25113).

                                        Page 14  of 30 Pages

                           Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

July 25, 2003


                                   CBS Broadcasting Inc.

                                   By: /s/ Michael D. Fricklas
				     --------------------------
                                        Michael D. Fricklas
                                        Executive Vice President

                                   Westinghouse CBS Holding
                                   Company, Inc.


                                   By: /s/ Michael D. Fricklas
				     --------------------------
                                        Michael D. Fricklas
                                        Executive Vice President

                                   Viacom Inc.


                                   By: /s/ Michael D. Fricklas
				     --------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
                                        Secretary

                                   NAIRI, Inc.


                                   By: /s/ Sumner M. Redstone
				     --------------------------
				       Sumner M. Redstone
                                       Chairman and President

                                   National Amusements, Inc.

                                   By: /s/ Sumner M. Redstone
				     --------------------------
				       Sumner M. Redstone
                                        Chairman and Chief
					Executive Officer


					/s/ Sumner M. Redstone
				     --------------------------
                                        Sumner M. Redstone
                                        Individually

                                             Page 15 of 30 Pages

                          EXHIBIT INDEX

  1. Voting and Waiver Agreement, dated July 22, 2003, by and among CBS Broadcasting Inc., the Issuer, NMP, Inc., Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2 filed with MarketWatch.com, Inc.'s
     ("MarketWatch") Report on Form 8-K, dated July 23, 2003) (File
     No. 000-25113)

  2. Joint Filing Agreement, dated July 24, 2003, among CBS
     Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M.
     Redstone (filed herewith).

  3. Stock Purchase Agreement, dated March 28, 2000, among
     MarketWatch, CBS Broadcasting Inc. and Data Broadcasting
     Corporation (incorporated by reference to Exhibit 10.1 filed with MarketWatch's Quarterly Report on Form 10-Q) (File No. 000-
     25113).

  4. Amended and Restated License Agreement, dated January 13,
     1999, between CBS Broadcasting Inc. and MarketWatch.Com, LLC, (incorporated by reference to Exhibit 10.7 filed with MarketWatch's Registration Statement on Form S-1) (File No. 333-65569).

  5. Stockholders' Agreement, dated January 13, 1999, among CBS
     Broadcasting Inc., Data Broadcasting Corporation, MarketWatch and MarketWatch.com LLC (incorporated by reference to Exhibit 4.03 filed with MarketWatch's Registration Statement on Form S-1)
     (File No. 333-65569).

  6. Registration Rights Agreement, dated January 13, 1999, among
     MarketWatch, CBS Broadcasting Inc. and Data Broadcasting
     Corporation (incorporated by reference to Exhibit 4.02 filed with the Annual Report on Form 10-K of MarketWatch) (File No. 000-25113).

                                        Page 16 of 30 Pages

                           SCHEDULE I
                          ------------
   Name, business address and present principal occupation or employment of the directors and executive officers of

                      CBS Broadcasting Inc.
		      ---------------------

DIRECTORS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Robert G.        Viacom Inc.         Senior Vice President and
Freedline        1515 Broadway       Treasurer
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036

------------------------------------------------------------------
Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       General Counsel & Secretary
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036

------------------------------------------------------------------
Susan C. Gordon  Viacom Inc.         Senior Vice President,
                 1515 Broadway       Controller & Chief
                 New York, N.Y.      Accounting Officer
                 10036               Viacom Inc.
                                     1515 Broadway
                                     New York, N.Y. 10036
------------------------------------------------------------------

                                        Page 17 of 30 Pages

	                   SCHEDULE I
			   ----------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

                      CBS Broadcasting Inc.
                      ---------------------

EXECUTIVE OFFICERS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Leslie Moonves   CBS                 President and Chief
President        7800 Beverly        Executive Officer
                 Blvd.               CBS
                 Los Angeles, CA     7800 Beverly Blvd.
                 90036               Los Angeles, CA  90036

------------------------------------------------------------------
Richard J.       Viacom Inc.         Senior Executive Vice
Bressler         1515 Broadway       President & Chief Financial
Senior Executive New York, NY        Officer
Vice President   10036               Viacom Inc.
                                     1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       Secretary & General Counsel
Executive Vice   New York, NY        Viacom Inc.
President &      10036               1515 Broadway
Secretary                            New York, N.Y. 10036

------------------------------------------------------------------
Harry Isaacs     CBS Broadcasting    Senior Vice President-
Executive Vice   Inc.                Industrial Relations
President        7800 Beverly        CBS Broadcasting Inc.
                 Blvd.               7800 Beverly Blvd.
                 Los Angeles, CA     Los Angeles, CA 90036
                 90036

------------------------------------------------------------------
Fredric G.       Viacom Television   President
Reynolds         Stations Group      Viacom Television Stations
Executive Vice   513 West 57th St.   Group
President        New York, NY        513 West 57th St.
                 10019               New York, NY 10019

------------------------------------------------------------------
Dennis Swanson   Viacom Television   Executive Vice President,
Executive Vice   Stations Group      President and Chief
President        513 West 57th St.   Operating Officer
                 New York, NY        Viacom Television Stations
                 10019               Group
                                     513 West 57th St.
                                     New York, NY 10019

------------------------------------------------------------------
Susan J.         CBS Broadcasting    Executive Vice President,
Holliday         Inc.                General Counsel and
Executive Vice   7800 Beverly        Assistant Secretary
President,       Blvd.               CBS Broadcasting Inc.
General Counsel  Los Angeles, CA     7800 Beverly Blvd.
and Assistant    90036               Los Angeles, CA 90036
Secretary

------------------------------------------------------------------

                                        Page 18 of 30 Pages
                           SCHEDULE I
			   ----------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

                      CBS Broadcasting Inc.
		      --------------------

EXECUTIVE OFFICERS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
William A.       Viacom Inc.         Senior Vice President, Human
Roskin           1515 Broadway       Resources and Administration
Senior Vice      New York, NY10036   Viacom Inc.
President                            1515 Broadway
                                     New York, NY  10036

------------------------------------------------------------------
Robert G.        Viacom Inc.         Senior Vice President and
Freedline        1515 Broadway       Treasurer
Vice President   New York, NY        Viacom Inc.
and Treasurer    10036               1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Susan C. Gordon  Viacom Inc.         Senior Vice President,
Vice President   1515 Broadway       Controller & Chief
                 New York, NY        Accounting Officer
                 10036               Viacom Inc.
                                     1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Bruce Taub       CBS Television      CBS Television Network
Vice President   Network             51 West 52nd Street
and Chief        51 West 52nd        New York, NY 10019
Financial        Street
Officer          New York, NY
                 10019

------------------------------------------------------------------

                                        Page 19 of 30 Pages

                           SCHEDULE II
			   -----------
   Name, business address and present principal occupation or employment of the directors and executive officers of

             Westinghouse CBS Holding Company, Inc.
             --------------------------------------

DIRECTORS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Robert G.        Viacom Inc.         Senior Vice President and
Freedline        1515 Broadway       Treasurer
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036

------------------------------------------------------------------

Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       General Counsel & Secretary
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036

------------------------------------------------------------------
Susan C. Gordon  Viacom Inc.         Senior Vice President,
                 1515 Broadway       Controller & Chief
                 New York, N.Y.      Accounting Officer
                 10036               Viacom Inc.
                                     1515 Broadway
                                     New York, N.Y. 10036
------------------------------------------------------------------

                                        Page 20 of 30 Pages


                           SCHEDULE II
			   -----------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

             Westinghouse CBS Holding Company, Inc.
	     --------------------------------------


EXECUTIVE OFFICERS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
				     and Address of Employment
------------------------------------------------------------------
Leslie Moonves   CBS                 President and Chief
President        7800 Beverly        Executive Officer
                 Blvd.               CBS
                 Los Angeles, CA     7800 Beverly Blvd.
                 90036               Los Angeles, CA  90036

------------------------------------------------------------------
Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       Secretary & General Counsel
Executive Vice   New York, NY        Viacom Inc.
President &      10036               1515 Broadway
Secretary                            New York, N.Y. 10036

------------------------------------------------------------------
Richard J.       Viacom Inc.         Senior Executive Vice
Bressler         1515 Broadway       President & Chief Financial
Senior Executive New York, NY        Officer
Vice President   10036               Viacom Inc.
                                     1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Fredric G.       Viacom Television   President
Reynolds         Stations Group      Viacom Television Stations
Executive Vice   513 West 57th St.   Group
President        New York, NY        513 West 57th St.
                 10019               New York, NY 10019

------------------------------------------------------------------
Dennis Swanson   Viacom Television   Executive Vice President &
Executive Vice   Stations Group      Chief Operating Officer
President        513 West 57th St.   Viacom Television Stations
                 New York, NY        Group
                 110019              513 West 57th St.
                                     New York, NY 10019

------------------------------------------------------------------
William A.       Viacom Inc.         Senior Vice President, Human
Roskin           1515 Broadway       Resources and Administration
Senior Vice      New York, NY        Viacom Inc.
President        10036               1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Robert G.        Viacom Inc.         Senior Vice President and
Freedline        1515 Broadway       Treasurer
Vice President & New York, NY        Viacom Inc.
Treasurer        10036               1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------

                                             Page 21 of 30 Pages
                           SCHEDULE II
			   -----------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

             Westinghouse CBS Holding Company, Inc.
             --------------------------------------

EXECUTIVE OFFICERS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Susan C. Gordon  Viacom Inc.         Senior Vice President,
Vice President   1515 Broadway       Controller & Chief
                 New York, NY        Accounting Officer
                 10036               Viacom Inc.
                                     1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Bruce Taub       CBS Television      CBS Television Network
Vice President   Network             51 West 52nd Street
and Chief        51 West 52nd        New York, NY 10019
Financial        Street
Officer          New York, NY
                 10019
------------------------------------------------------------------

                                        Page 22 of 30 Pages
                          SCHEDULE III
			  ------------

   Name, business address and present principal occupation or employment of the directors and executive officers of

                           Viacom Inc.
                           ----------

DIRECTORS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
George S. Abrams c/o Hale & Dorr     Attorney
                 60 State Street     c/o Hale & Dorr
                 Boston, MA 02109    60 State Street
                                     Boston, MA  02109

------------------------------------------------------------------
David R.         Lourie and Cutler   Attorney
Andelman         60 State Street     Lourie and Cutler
                 Boston, MA  02109   60 State Street
                                     Boston, MA  02109
------------------------------------------------------------------

Joseph A.        The National        Chairman of the Board and
Califano, Jr.    Center on           President
                 Addiction and       The National Center on
                 Substance Abuse     Addiction and Substance
                 at Columbia         Abuse at Columbia University
                 University          633 Third Avenue, 19th flr.
                 633 Third Avenue    New York, NY 10017
                 19th Flr.
                 New York, NY
                 10017
------------------------------------------------------------------
William S. Cohen The Cohen Group     Chairman and Chief Executive
                 1200 19th Street,   Officer
                 N.W.                The Cohen Group
                 Suite 400           1200 19th Street, N.W.
                 Washington, D.C.    Washington, D.C. 20036
                 20036

------------------------------------------------------------------
Philippe P.      DND Capital         Co-Chairman and Chief
Dauman           Partners, LLC       Executive Officer
                 9 West 57th  St.    DND Capital Partners, LLC
                 New York, N.Y.      9 West 57th St.
                 10019               New York, N.Y. 10019

-----------------------------------------------------------------
William H. Gray  The College         President and Chief
III              Fund/UNCF           Operating Officer
                 8260 Willow Oaks    The College Fund/UNCF
                 Corporate Drive     8260 Willow Oaks Corporate
                 PO Box 10444        Drive
                 Fairfax, VA 22031   PO Box 10444
                                     Fairfax, VA 22031

------------------------------------------------------------------
Alan C.          Bear, Stearns &     Chairman of the Executive
Greenberg        Co., Inc.           Committee
                 383 Madison         Bear, Stearns & Co., Inc.
                 Avenue              383 Madison Avenue, 5th
                 5th Floor           Floor
                 New York, NY        New York, NY 10179
                 10179
------------------------------------------------------------------

                                        Page 23 of 30 Pages
                          SCHEDULE III
			  ------------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

                           Viacom Inc.
                           ----------

DIRECTORS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Mel Karmazin     Viacom Inc.         President and Chief
                 1515 Broadway       Operating Officer
                 New York, NY        Viacom Inc.
                 10036               1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Jan Leschly      Care Capital LLC    Chairman and CEO
                 47 Hulfish Street   Care Capital LLC
                 Suite 310           47 Hulfish Street, Suite 310
                 Princeton, NJ       Princeton, NJ 08542
                 08542
------------------------------------------------------------------
David T.         Orion Safety        Chairman and Chief Executive
McLaughlin       Products            Officer
                 276 Newport Road    Orion Safety Products
                 New London, NH      276 Newport Road
                 03257               New London, NH 03257

------------------------------------------------------------------
Shari E.         National            President of National
Redstone         Amusements, Inc.    Amusements, Inc. and
                 200 Elm Street      Executive Vice President of
                 Dedham, MA  02026   NAIRI, Inc.
                                     National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Sumner M.        Viacom Inc.         Chairman of the Board and
Redstone         1515 Broadway       Chief Executive Officer
                 New York, NY        Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036

------------------------------------------------------------------
Fredric V.       400 Westchester     Retired
Salerno          Avenue              Not applicable
                 2nd Floor
                 White Plains,
                 N.Y. 10604

------------------------------------------------------------------
William Schwartz Cadwalader,         Counsel
                 Wickersham & Taft   Cadwalader, Wickersham &
                 100 Maiden Lane     Taft
                 New York, N.Y.      100 Maiden Lane
                 10038               New York, N.Y. 10038

------------------------------------------------------------------
Ivan Seidenberg  Verizon             President & Chief Executive
                 Communications      Officer
                 1095 Avenue of      Verizon Communications
                 the Americas        1095 Avenue of the Americas
                 New York, NY        New York, NY  10036
                 10036

------------------------------------------------------------------

                                        Page 24 of 30 Pages

                          SCHEDULE III
		          ------------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

                           Viacom Inc.
			   ----------


DIRECTORS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Patty Stonesifer Bill and Melinda    Co-Chair & President
                 Gates               Bill and Melinda Gates
                 Foundation          Foundation
                 1551 Eastlake       1551 Eastlake Ave. East
                 Ave. East           Seattle, WA 98102
                 Seattle, WA 98102

------------------------------------------------------------------
Robert D. Walter Cardinal Health,    Chairman & Chief Executive
                 Inc.                Officer
                 7000 Cardinal       Cardinal Health, Inc.
                 Place               7000 Cardinal Place
                 Dublin, OH 43017    Dublin, OH 43017

------------------------------------------------------------------

                                        Page 25 of 30 Pages

                          SCHEDULE III
                          ------------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

                           Viacom Inc.
                           ----------

EXECUTIVE OFFICERS

------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Sumner M.        Viacom Inc.         Chairman of the Board and
Redstone         1515 Broadway       Chief Executive Officer
Chairman of the  New York, NY        Viacom Inc.
Board and Chief  10036               1515 Broadway
Executive                            New York, N.Y. 10036
Officer

------------------------------------------------------------------
Mel Karmazin     Viacom Inc.         President and Chief
President and    1515 Broadway       Operating Officer
Chief Operating  New York, NY        Viacom Inc.
Officer          10036               1515 Broadway
                                     New York, NY 10036

------------------------------------------------------------------
Richard J.       Viacom Inc.         Senior EVP & Chief Financial
Bressler         1515 Broadway       Officer
Senior EVP &     New York, NY        Viacom Inc.
Chief Financial  10036               1515 Broadway
Officer                              New York, NY  10036

------------------------------------------------------------------
Michael D.       Viacom Inc.         EVP, General Counsel and
Fricklas         1515 Broadway       Secretary
EVP, General     New York, NY        Viacom Inc.
Counsel and      10036               1515 Broadway
Secretary                            New York, NY  10036

------------------------------------------------------------------
Carl D. Folta    Viacom Inc.         Senior Vice President,
Senior Vice      1515 Broadway       Corporate Relations
President,       New York, NY        Viacom Inc.
Corporate        10036               1515 Broadway
Relations                            New York, NY 10036

------------------------------------------------------------------
Robert G.        Viacom Inc.         Senior Vice President&Treasurer
Freedline        1515 Broadway       Viacom Inc.
Senior Vice      New York, N.Y.      1515 Broadway
President and    10036               New York, N.Y. 10036
Treasurer

------------------------------------------------------------------
Susan C. Gordon  Viacom Inc.         Senior Vice President,
Senior Vice      1515 Broadway       Controller, Chief Accounting
President,       New York, NY        Officer
Controller,      10036               Viacom Inc.
Chief Accounting                     1515 Broadway
Officer                              New York, NY 10036

------------------------------------------------------------------

                                        Page 26 of 30 Pages

                          SCHEDULE III
			  ------------
                          (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of


                           Viacom Inc.
			   ----------

EXECUTIVE OFFICERS

------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment

------------------------------------------------------------------
Carol Melton     Viacom Inc.         Senior Vice President,
Senior Vice      1515 Broadway       Government Relations
President,       New York, NY        Viacom Inc.
Government       10036               1515 Broadway
Relations                            New York, NY 10036

------------------------------------------------------------------
William A.       Viacom Inc.         Senior Vice President, Human
Roskin           1515 Broadway       Resources and Administration
Senior Vice      New York, NY        Viacom Inc.
President, Human 10036               1515 Broadway
Resources and                        New York, NY  10036
Administration

------------------------------------------------------------------
Martin M. Shea   Viacom Inc.         Senior Vice President,
Senior Vice      1515 Broadway       Investor Relations
President,       New York, NY        Viacom Inc.
Investor         10036               1515 Broadway
Relations                            New York, NY 10036

------------------------------------------------------------------

                                        Page 27 of 30 Pages


                           SCHEDULE IV
                           -----------
   Name, business address and present principal occupation or employment of the directors and executive officers of

                           NAIRI, INC.
                           ----------

DIRECTORS

------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
George S. Abrams c/o Hale & Dorr     Attorney
                 60 State Street     c/o Hale & Dorr
                 Boston, MA 02109    60 State Street
                                     Boston, MA  02109

-----------------------------------------------------------------
David R.         Lourie and Cutler   Attorney
Andelman         60 State Street     Lourie and Cutler
                 Boston, MA  02109   60 State Street
                                     Boston, MA  02109

------------------------------------------------------------------
Philippe P.      DND Capital         Co-Chairman and CEO of DND
Dauman           Partners, LLC       Capital Partners LLC
                 9 West 57th  St.    DND Capital Partners, LLC
                 New York, N.Y.      9 West 57th St.
                 10019               New York, N.Y. 10019

------------------------------------------------------------------
Brent D.         c/o Showtime        Director of National
Redstone         Networks Inc.       Amusements, Inc.
                 1633 Broadway       National Amusements, Inc.
                 New York, NY        200 Elm Street
                 10019               Dedham, MA  02026

------------------------------------------------------------------
Shari E.         National            President of National
Redstone         Amusements, Inc.    Amusements, Inc. and
                 200 Elm Street      Executive Vice President of
                 Dedham, MA  02026   NAIRI, Inc.
                                     National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Sumner M.        Viacom Inc.         Chairman of the Board and
Redstone         1515 Broadway       Chief Executive Officer
                 New York, NY        Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036
------------------------------------------------------------------

                                        Page 28 of 30 Pages


                           SCHEDULE IV
                           -----------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

                           NAIRI, INC.
			   ----------

EXECUTIVE OFFICERS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Sumner M.        Viacom Inc.         Chairman of the Board and
Redstone         1515 Broadway       Chief Executive Officer
Chairman and     New York, NY        Viacom Inc.
President        10036               1515 Broadway
                                     New York, N.Y. 10036

------------------------------------------------------------------
Shari E.         National            President of National
Redstone         Amusements, Inc.    Amusements, Inc. and
Executive Vice   200 Elm Street      Executive Vice President of
President        Dedham, MA  02026   NAIRI, Inc.
                                     National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Jerome Magner    National            Vice President and Treasurer
Vice President   Amusements, Inc.    of National Amusements, Inc.
and Treasurer    200 Elm Street      and NAIRI, Inc.
                 Dedham, MA  02026   National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Richard Sherman  National            Vice President of National
Vice President   Amusements, Inc.    Amusements, Inc. and NAIRI,
                 200 Elm Street      Inc.
                 Dedham, MA  02026   National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Tilly Berman     National            Secretary
Secretary        Amusements, Inc.    National Amusements, Inc.
                 200 Elm Street      200 Elm Street
                 Dedham, MA  02026   Dedham, MA  02026

------------------------------------------------------------------

                                        Page 29 of 30 Pages

                           SCHEDULE V
			   ----------
   Name, business address and present principal occupation or employment of the directors and executive officers of

                    National Amusements, Inc.
		    -------------------------


DIRECTORS

------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
George S. Abrams c/o Hale & Dorr     Attorney
                 60 State Street     c/o Hale & Dorr
                 Boston, MA 02109    60 State Street
                                     Boston, MA  02109

------------------------------------------------------------------
David R.         Lourie and Cutler   Attorney
Andelman         60 State Street     Lourie and Cutler
                 Boston, MA  02109   60 State Street
                                     Boston, MA  02109

------------------------------------------------------------------
Philippe P.      DND Capital         Co-Chairman and CEO of DND
Dauman           Partners, LLC       Capital Partners LLC
                 9 West 57th  St.    DND Capital Partners, LLC
                 New York, N.Y.      9 West 57th St.
                 10019               New York, N.Y. 10019
------------------------------------------------------------------
Brent D.         c/o Showtime        Director of National
Redstone         Networks Inc.       Amusements, Inc.
                 1633 Broadway       National Amusements, Inc.
                 New York, NY        200 Elm Street
                 10019               Dedham, MA  02026
------------------------------------------------------------------
Shari E.         National            President of National
Redstone         Amusements, Inc.    Amusements, Inc. and
                 200 Elm Street      Executive Vice President of
                 Dedham, MA  02026   NAIRI, Inc.
                                     National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026
------------------------------------------------------------------
Sumner M.        Viacom Inc.         Chairman of the Board and
Redstone         1515 Broadway       Chief Executive Officer
                 New York, NY        Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036
------------------------------------------------------------------

                                        Page 30 of 30 Pages

                           SCHEDULE V
			   ----------
                           (Continued)

   Name, business address and present principal occupation or employment of the directors and executive officers of

                    National Amusements, Inc.
		    ------------------------

EXECUTIVE OFFICERS
------------------------------------------------------------------
Name             Business Address    Present Principal Occupation
                                     and Address of Employment
------------------------------------------------------------------
Sumner M.        Viacom Inc.         Chairman of the Board and
Redstone         1515 Broadway       Chief Executive Officer
Chairman and     New York, NY        Viacom Inc.
Chief Executive  10036               1515 Broadway
Officer                              New York, N.Y. 10036

------------------------------------------------------------------
Shari E.         National            President of National
Redstone         Amusements, Inc.    Amusements, Inc. and
President        200 Elm Street      Executive Vice President of
                 Dedham, MA  02026   NAIRI, Inc.
                                     National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Jerome Magner    National            Vice President and Treasurer
Vice President   Amusements, Inc.    of National Amusements, Inc.
and Treasurer    200 Elm Street      and NAIRI, Inc.
                 Dedham, MA  02026   National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Richard Sherman  National            Vice President of National
Vice President   Amusements, Inc.    Amusements, Inc. and NAIRI,
                 200 Elm Street      Inc.
                 Dedham, MA  02026   National Amusements, Inc.
                                     200 Elm Street
                                     Dedham, MA  02026

------------------------------------------------------------------
Tilly Berman     National            Secretary
Secretary        Amusements, Inc.    National Amusements, Inc.
                 200 Elm Street      200 Elm Street
                 Dedham, MA  02026   Dedham, MA  02026

------------------------------------------------------------------